CONFIRMING STATEMENT

This Statement confirms that the undersigned, Lori Jones, has authorized and designated Carmelo Gordian and Kathryn McGowan, and each of them, to execute and file on the undersigned's behalf all required Securities and Exchange Commission filings (including any amendments thereto) including without limitation a Form ID and all Forms 3, 4, and 5 that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of MDI, Inc. The authority of Carmelo Gordian and Kathryn McGowan, and each of them, under this Statement shall continue until the undersigned is no longer required to file such filings with regard to the undersigned's ownership of or transactions in securities of MDI, Inc., unless earlier revoked in writing.


Date:  September 22, 2009		/s/ Lori Jones
					      Lori Jones



AUS:619939.1